Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited	CCG Investor Relations, Inc.
Mr. Yip Kok Thi, Chief Financial Officer	Mr. Crocker Coulson, President
Phone: +86-510-8536-0401	Phone: +1-646-213-1915 (New York)
E-mail: info@wsphl.com	E-mail: crocker.coulson@ccgir.com
http://www.wsphl.com	http://www.ccgirasia.com/

WSP Holdings Announces Third Quarter 2008 Results and Provides FY2008 Guidance

Wuxi, China, November 14, 2008 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the quarter ended September 30, 2008.

Third Quarter 2008 Highlights and Recent Developments

•      Net revenue was $282.4 million, an increase of 124.5% from the third quarter of 2007

•      Gross profit was $65.8 million, an increase of 97.9% from the third quarter of 2007

•      Net income was $29.8 million, an increase of 41.9% from  the third quarter of 2007

•      Non-API product sales were $98.7 million, an increase of 135.4% from the third quarter of 2007

•      Purchased an iron and steel manufacturing plant for approximately $40.5 million (RMB276.8 million)

•      Received four new major purchase orders for a total of 5,368 tonnes of non-API high-collapse casing pipes and 1,599 tonnes of API tubing pipes

•      Established a new wholly-owned subsidiary with estimated investment of over $71 million to build and operate a new manufacturing and sales facility in the Xinjiang Autonomous Region, China

“We are pleased to have had another strong quarter. Continuing sales growth of our non-API products and green pipes, increased demand in both domestic and international markets, and higher average selling prices for our products led to record revenue for the quarter,” said Mr. Longhua Piao, Chairman and CEO of WSP Holdings. “We used proceeds from our initial public offering last December to purchase an iron and steel manufacturing plant in Inner Mongolia, China that manufactures steel billets, with annual design capacity of 600,000 tonnes of steel billets per year, for a total consideration of $40.5 million (RMB276.8 million). We plan to spend an estimated $7.3 million (RMB50 million) to upgrade this iron and steel plant’s production technology and construct a new iron production line to produce special steel that will lower our Company’s production costs. We believe the acquisition of this iron and steel manufacturing company will help us stabilize supplies, and control the cost of raw materials while ensuring the quality of our products.”

“We also recently began to develop a new manufacturing and sales facility in the Xinjiang Autonomous Region, China, and expect that our new manufacturing capabilities and post-sales services will lead to increased market shares for our high-end OCTG products in central and western China, Russia and Central Asia. We believe the new facility will help lower our manufacturing and transportation costs due to low labor costs in that region and closer proximity to raw material sources and our customers’ oilfields.

“Both projects are key parts of our plan to become a more vertically integrated company. The new iron and steel manufacturing plant will help all of our operations, and the new manufacturing and sales facility should help us increase our market share for high-end OCTG products in central and western China, Russia and Central Asia,” concluded Mr. Piao.

Third Quarter 2008 Results

WSP Holdings’ net revenue in the third quarter of 2008 was $282.4 million, an increase of 124.5% from $125.8 million in the third quarter of 2007.  Sales volume was 179,175 tonnes for the third quarter of 2008, up 73.6% from 103,216 tonnes in the third quarter of 2007.

The sales of non-API products contributed significantly to increased net revenue in the third quarter of 2008. Non-API products are custom-made to customers’ specification using higher manufacturing standards than API products, and have higher average selling prices than API products. Non-API product sales volume was 49,822 tonnes in the third quarter of 2008, an increase of 88.2% from 26,475 tonnes in the third quarter of 2007. Sales of non-API products were $98.7 million in the third quarter of 2008, an increase of 135.4% from sales of $41.9 million in the third quarter of 2007. Non-API accounted for 34.9% of the Company’s net revenue in the third quarter of 2008, compared to 33.3% in the third quarter of 2007.

API product sales volume was 94,935 tonnes in the third quarter of 2008, a 35.3% increase from 70,148 tonnes sold in the third quarter of 2007.  API product sales were $140.9 million in the third quarter of 2008, an 84.2% increase from sales of $76.5 million in the third quarter of 2007.  Sales of other products were $42.7 million in the third quarter of 2008, up 483.2% from $7.3 million in the third quarter of 2007 primarily due to strong overseas demand of green pipes and line pipes.

Gross profit in the third quarter of 2008 was $65.8 million, an increase of 97.9% from $33.2 million in the third quarter of 2007. Gross margin in the third quarter of 2008 was 23.3%, compared to 26.4% in the third quarter of 2007. Gross margin decreased mainly due to higher production costs due to higher raw material prices, which was partially offset by the increased sales of higher margin non-API products in the third quarter of 2008.

Operating expenses in the third quarter of 2008 were $17.6 million, an increase of 336.9% from $4.0 million in the third quarter of 2007. Operating expenses increased because of higher marketing and selling expenses related to higher costs of post-sales and on-site technology support and increased sales commissions to sales representatives involved in overseas sales. General and administrative expenses increased because of increased professional fees of being a publicly listed company, expansion of overall operations, acquisition of new facilities, and higher salary expenses due to the hiring of additional employees.

Income from operations in the third quarter of 2008 was $48.2 million, an increase of 65.1% from $29.2 million in the third quarter of 2007. Operating margin was 17.1% in the third quarter of 2008, compared to 23.2% in the third quarter of 2007.

Net interest expense was $4.3 million in the third quarter of 2008, compared to $3.3 million in the third quarter of 2007. Net interest expense increased because of larger bank loans due to more working capital required for increased operation scale, which was partially offset by interest income earned from the proceeds from the Company’s initial public offering.

Income tax expense was $11.7 million, an increase of 131.0% from the third quarter of 2007.  Income tax expense increased in the third quarter of 2008 as a result of fast growth of income before tax and a higher tax rate of 25% compared to an income tax rate of 15% in the third quarter of 2007, as well as accrued expenses of a deferred tax relating to a withholding tax on unremitted dividends from the Company’s subsidiaries in China.

Net income was $29.8 million in the third quarter of 2008, an increase of 41.9% from $21.0 million in the third quarter of 2007.

Basic and diluted earnings per ADS were both $0.29 for the third quarter of 2008, compared to $0.28 for both in the third quarter of 2007.

There were 205,789,800 fully diluted weighted average ordinary shares outstanding in the third quarter of 2008, compared to 150,000,000 in the third quarter of 2007.

Nine Months 2008 Financial Results

Net revenue for the first nine months of 2008 was $612.8 million, up 73.2% from revenues of $353.9 million for the first nine months of 2007. Gross profit was $152.5 million, up 64.8% from gross profit of $92.5 million for the first nine months of 2007. Gross margin was 24.9%, compared to 26.1% for the first nine months of 2007. Income from operations was $115.7 million, up 43.5% from $80.6 million for the first nine months of 2007. Net income was $71.6 million, or $0.35 per both basic and diluted share, compared to $57.8 million, or $0.39 per both basic and diluted share, for the first nine months of 2007.

Financial Condition

As of September 30, 2008, the Company had $279.1 million in cash, and cash equivalents, restricted cash and bank balances, down from $300.9 million as of December 31, 2007.  Inventory and accounts receivable increased proportionately with an increase in overall production.

Working capital was $158.3 million as of September 30, 2008, compared to $203 million as of December 31, 2007.  Total shareholders’ equity was $451.8 million as of September 30, 2008, up from $341.1 million as of December 31, 2007.

Recent Developments

In September 2008, we received four major purchase orders from Chickasaw Distributors, Inc. in the United States for a total of 5,368 tonnes of non-API high-collapse casing pipes and 1,599 tonnes of API tubing pipes worth a total of approximately $15 million.

In October 2008, we established a new wholly-owned subsidiary, Bazhou Seamless with registered capital of approximately $14.3 million (RMB 100 million) in Kuerler, Xinjiang Autonomous Region, China. Through Bazhou Seamless, WSP Holdings will build a manufacturing and sales facility with OCTG pipe finishing capacity of 500,000 tonnes per year. About half of the new facility’s OCTG pipe finishing capacity is expected to be used to manufacture high-end API products. The total investment needed to construct this facility is currently estimated to be about $71.4 million (RMB500 million).

“Global oil and gas prices have recently been volatile, and have sharply declined. Domestic oil and gas prices in China have remained stable during the past few months, and we have not heard of any domestic oil exploration and production companies reducing their budgets,” commented Mr. Piao. “The Chinese government recently announced an unprecedented RMB4 trillion fiscal stimulus plan to increase spending on a wide array of national infrastructure projects over the next two years, which in turn will encourage the development of the domestic energy sector. We are optimistic about strong demand for OCTG continuing in the foreseeable future because energy companies are anxious to secure supplies of oil and gas.”

“While steel prices declined toward the end of August, we still expect average selling prices of our products in the fourth quarter of 2008 to remain flat at third quarter levels, which will improve our profit margins. We do not expect lower steel prices to impact our new iron and steel plant, because the round steel billets produced by our new plant are only for internal Company use. In developing our new iron and steel plant, we are implementing cost control measures to protect our Company’s margins even while we continue to expand our facilities and scope of operations,” added Mr. Piao.

“Based on our belief that high domestic and international demand for our products will continue, combined with our expansion of our production capacity and our ability to better control our costs of production, we are raising our net income guidance to at least $110 million for fiscal year 2008,” concluded Mr. Piao.

Conference Call

WSP Holdings’ management will host a conference call at 9:00 a.m. Eastern Time on Friday, November 14, 2008 to discuss results for the quarter ended September 30, 2008. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 800-706-7748. International callers should call 617-614-3473. The Conference Pass Code is 600 080 68.

Replay of the conference call will be available from 11:30 a.m. Eastern Time on Friday, November 14 to Friday, November 21, 2008. To access the replay, call 888-286-8010. International callers should call 617-801-6888. The Conference Pass Code is 208 895 87.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings’ website: http://www.wsphl.com/. To listen to the live webcast, please go to WSP Holdings’ website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings’ website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities.  The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release was developed by WSP Holdings, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock.  This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

WSP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and share-related data)

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Net revenues	$282,374	$125,793	$612,783	$353,901
Cost of revenues	(216,584)	(92,554)	(460,237)	(261,357)
Gross profit	65,790	33,239	152,546	92,544

Selling and marketing expenses	(7,361)	(1,222)	(16,088)	(4,305)
General and administrative expenses	(10,943)	(1,804)	(21,278)	(7,736)
Other operating (income) expenses	741	(994)	529	128
Income from operations	48,227	29,219	115,709	80,631

Interest income	1,825	187	6,447	1,122
Interest expenses	(6,139)	(3,453)	(17,203)	(8,878)
Other income	192	154	575	154
Exchange differences	(2,518)	225	(5,247)	(305)
Income before provision for income
taxes and minority interests	41,587	26,332	100,281	72,724

Provision for income taxes	(11,745)	(5,084)	(28,314)	(14,021)

Net income before minority interests	29,842	21,248	71,967	58,703
Minority interests	(52)	(256)	(377)	(874)
Net income	$29,790	$20,992	$71,590	$57,829

Weighted average ordinary
shares used in computation
of earnings per share
Basic	205,789,800	150,000,000	205,620,755	150,000,000
Diluted	205,789,800	150,000,000	205,620,755	150,000,000

Earnings Per Ordinary Share
Basic	$0.14	$0.14	$0.35	$0.39
Diluted	$0.14	$0.14	$0.35	$0.39

Earnings Per ADS
Basic	$0.29	$0.28	$0.70	$0.77
Diluted	$0.29	$0.28	$0.70	$0.77

Note: Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2008	December 31, 2007

Assets
Cash and cash equivalents and bank balances	$64,346	$180,130
Restricted cash	214,769	120,759
Accounts and bills receivable, net	249,664	137,497
Other current assets	357,479	187,656
Total Current Assets	886,258	626,042

Property and equipment, net	282,819	185,136
Land use rights	27,887	9,553
Other non-current assets	29,198	6,490
Total Assets	1,226,162	827,221

Current liabilities	727,938	423,032
Other liabilities	29,324	59,063
Total Liabilities	757,262	482,095

Minority interests	17,121	4,002
Total shareholders' equity	451,779	341,124
Total Liabilities, Minority Interests and Shareholders' Equity	1,226,162	827,221